UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                          ______________________


                               Schedule 13G

                              (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                               Osmonics, Inc.
                             (Name of Issuer)

                     Common Shares, $0.01 par value
                      (Title of Class of Securities)

                                688350-10-7
                              (CUSIP Number)

                            December 31, 1998
           (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            ___ Rule 13d-1(b)
             X  Rule 13d-1(c)
            ___ Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                             Page 1 of 5 Pages


<P2>

1.  Name of Reporting Person and I.R.S. Identification No.:

    Charles W. Palmer

2.  Member of a Group: (a)          (b)     X

3.  SEC USE ONLY:

4.  Citizenship or Place of Organization:  United States

5.  Sole Voting Power: 1,163,780

6.  Shared Voting Power: 0

7.  Sole Dispositive Power: 1,163,780

8.  Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by each Reporting Person: 1,163,780

10. Check Box if the Aggregate Amount in Row 9 excludes Certain Shares:
    (see Exhibit A)

11. Percent of Class Represented by Amount in Row 9: 8.3%

12. Type of Reporting Person:  IN

<P3>

Item 1(a)
and (b)    Name and Address of Issuer:
           Osmonics, Inc.
           5951 Clearwater Drive
           Minnetonka, Minnesota  55343


Item 2(a)  Name of Person Filing:
           Charles W. Palmer


Item 2(b)  Address of Principal Business Office or, if none, Residence:
           6882 East Russet Sky Drive
           Scottsdale, AZ 85262


Item 2(c)  Citizenship:
           United States

Item 2(d)  Title of Class of Securities:
           Common Shares, $0.01 purchase

Item 2(e)  CUSIP Number:
           688350-10-7

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) Or ('c), Check Whether the Person Filing is a:

(a) __ Broker or dealer registered under Section 15 of the Exchange Act.

(b) __ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) __ Insurance company as defined in Section 3(a)(19) of the Exchange
       Act.

(d) __ Investment company registered under Section 8 of the Investment Company Act.

(e) __ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) __ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) __ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) __ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)__ A church plan that is excluded from the definition of an invetstment company under Section 3('c)(14) of the Investment Company Act;

(j) __ Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

If this statement is filed pursuant to Rule 13d-1(c), check this box.    X

<P4>

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and Percentage of the class of securities of the issuer identified in
           Item 1.

Item 4(a)  Amount Beneficially Owned:

           1,163,780 shares at December 31, 1998 (including the right to acquire 9,000 shares which are exercisable within 60 days).

Item 4(b)  Percent of Class:

           8.3 percent pursuant to Rule 13d-3(c).

Item 4(c)  Number of shares as to which such person has

    (1)    Sole power to vote or to direct the vote 1,163,780
    (2)    Shared power to vote or to direct the vote 0
    (3)    Sole power to dispose or to direct the disposition of 1,163,780
    (4)    Shared power to dispose or to direct the disposition of 0

Item 5     Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

Item 6     Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

    Not Applicable


Item 8     Identification and Classification of Members of the Group.

    Not Applicable


Item 9     Notice of Dissolution of Group.

    Not Applicable

<P5>

Item 10    Certification.

(a) Not Applicable
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 16, 1999                       /s/ Charles W. Palmer
                                                   Charles W. Palmer